December 9, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Wilson K. Lee, Staff Accountant
Yolanda Crittendon, Staff Accountant

	Re:	Sunstone Hotel Investors, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed on February 23, 2010
File No. 001-32319

Ladies and Gentleman:

We are in receipt of your letter dated December 2, 2010 requesting additional information regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. For your convenience, we have repeated your numbered comments in italics followed by our responses. References throughout this letter to “we,” “us,” “our” and “the Company” are to Sunstone Hotel Investors, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-GAAP Financial Measures, page 35

1.	Refer to the table on page 36. We note that your non-GAAP measure, EBITDA, is calculated differently than EBITDA within the Exchange Act Release No. 47226. Specifically, we note your measure excludes charges other than interest, tax, depreciation, and amortization. Please advise.

Response: We acknowledge the Staff’s comment and advise the Staff that we have calculated EBITDA in accordance with the Exchange Act Release No. 47226 except for $47,000 of amortization of deferred stock compensation for unconsolidated joint ventures in our Form 10-K for the year ended December 31, 2009. This was corrected in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010 and we will continue to include all charges other than interest, tax, depreciation, and real estate related amortization going forward.

Financial Statements and Notes

Consolidated Statements of Operations, page F-4

2.	We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response: We acknowledge the Staff’s comment and advise the Staff that we disclosed dividends declared per common share on the face of our Consolidated Statements of Operations per the guidance in Regulation S-X Rule 10-01 (b)(2) of the Securities Exchange Act of 1934. We will prospectively include dividends declared per common share in the notes to our financial statements in our future filings per the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (949) 382-3012. Comments can also be sent via facsimile at (949) 330-4051.

Very truly yours,

/s/ Kenneth E. Cruse
Kenneth E. Cruse
Executive Vice President and Chief Financial Officer

cc.	Steven B. Stokdyk
(Latham & Watkins LLP)

Chris Johnston
(Ernst & Young LLP)